UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2009
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
PART I -- REGISTRANT INFORMATION
Consumer Portfolio Services, Inc. _______________________________________________________________________________ Full Name of Registrant:
_______________________________________________________________________________ Former Name if Applicable
19500 Jamboree Road _______________________________________________________________________________ Address of Principal Executive Office (Address and Street)

Irvine, CA 92612
______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

We were unable to complete our annual report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”) within the prescribed period without undue effort and expense because we required additional time to finalize our allowance against deferred tax asset. That allowance affected totals throughout our consolidated financial statements for the fiscal year ended December 31, 2009, thus making us unable to file the Annual Report within the prescribed period.

PART IV-- OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

Mark Creatura	(949)	753-6800
(name)	(area code)	(telephone number)
 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We filed today, April 1, 2010, our annual report on Form 10-K for the year ended December 31, 2009.  Changes to our results of operations from the corresponding period for the last fiscal year are disclosed throughout such report.  We refer to the Financial Statements (filed as Item 8 of such report), and to the Management's Discussion and Analysis of Financial Condition and Results of Operations (filed as Item 7 of such report) for full disclosure of such changes, and incorporate by this reference those Items 7 and 8.

______________________________________________________________________________

Consumer Portfolio Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2010                                                 By:      /s/ CHARLES E. BRADLEY, JR.
 Name: Charles E. Bradley, Jr.
 Title:   President